EXHIBIT 99.1

Addex, Stanford University and University of Copenhagen Publish mGlu2 Structure in Nature Using Addex Allosteric Modulators

Ad Hoc Announcement Pursuant to Art. 53 LR

  Data could enable acceleration of lead optimization using computer aided drug discovery tools
  Addex existing mGlu2 positive allosteric modulator, ADX71149, in clinical studies for epilepsy and mGlu2 negative allosteric modulators in preclinical development for neurocognitive disorders

Geneva, Switzerland, July 1, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced research revealing structures of the metabotropic glutamate receptor 2 (mGlu2) in complex with one of Addex’s mGlu2 positive allosteric modulators (PAMs). The study, published in Nature, was headed by Professor Georgios Skiniotis (Stanford University) in collaboration with the University of Copenhagen and Addex.

“Access to unique allosteric modulators stemming from Addex’s expertise was invaluable as we elucidated these mGlu2 receptor structures,” said Skiniotis. “We hope this research will provide vital insights into future drug discovery and assist in advancing novel neuroactive therapeutics for patients.”

The Nature publication explains how the mGlu2 receptor undergoes profound conformational transitions from an inactive to an active state. These novel structures, along with the allosteric binding site revealed through site directed mutagenesis of residues within the transmembrane domain, provides a better understanding on the function of mGlu2 receptors. This crucial information can be used for computer aided drug discovery and will help accelerate optimization of lead allosteric compounds.

“This cryogenic electron microscopy (cryo-EM) analysis provides detailed structural insights into different states of the mGlu2 receptor and molecular mapping of the allosteric binding site, confirming activity of our mGlu2 PAMs in the 7TM domain,” said Jean-Philippe Rocher, Head of Discovery Chemistry of Addex. “This new data is important as it will further support us in applying structure-based drug discovery approaches as we advance our internal discovery programs.”

“Professor Skiniotis at Stanford University and the whole team are an inspiration in this ground-breaking receptor discovery. We believe this collaborative achievement will have great impact on neuropharmacological drug discovery of the future,” said Robert Lütjens, Head of Discovery Biology at Addex.

Addex has developed unique capabilities that have allowed the industrialization of allosteric modulator discovery, including extensive expertise in targeting the mGlu2 receptor. ADX71149 is a novel orally active mGlu2 positive allosteric modulator (PAM). Addex’s partner, Janssen Pharmaceuticals Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, has recently started a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients. In-house, Addex is advancing mGlu2 negative allosteric modulators (NAM) as a novel orally available treatment for mild neurocognitive disorders associated with Alzheimer's disease, Parkinson's disease and depressive disorders. Optimization of multiple chemical series’ of highly selective mGlu2 NAMs is ongoing, with several compounds at the late stage of lead optimization.

The lead author of this study, Alpay Seven, is a postdoctoral fellow in the Skiniotis laboratory. Senior authors include Professor Brian Kobilka (Stanford University) and Jesper Mosolff Mathiesen (University of Copenhagen).

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM) is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q3 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 (646) 755 7412 james@haydenir.com

Forward Looking Statements:
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Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.